Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

May 16, 2023

Via EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Matthew Derby
Mitchell Austin

Re:	BitFuFu Inc.
Amendment No. 8 to Draft Registration Statement on Form F-4
Submitted March 31, 2023
CIK No. 0001921158

Dear Mr. Derby and Mr. Austin:

On behalf of BitFuFu Inc. (the “Company”), we are hereby responding to the letter dated April 21, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Amendment No. 8 to Draft Registration Statement on Form F-4, confidentially submitted to the Commission on March 31, 2023 (the “Draft Registration Statement”). In response to the Comment Letter and to update certain information in the Draft Registration Statement, the Company is confidentially submitting its revised draft registration statement on Form F-4 (the “Revised Draft Registration Statement”) to the Commission today.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Amendment No. 8 to Draft Registration Statement on Form F-4

Bitfufu’s Relationship with Bitmain, page 130

1. We note your disclosure that “BitFuFu can obtain 300 MW hosting capacity as well as stable, competitive power and hosting fee arrangements in mining hosting facilities across the world.”  Please revise to quantify the terms of your power arrangements including the average cost of electricity and any known trends related to the cost of  electricity and other operating costs in your different geographic locations.  In addition, revise your disclosure to discuss the termination provisions of your service and hosting agreement with Bitmain as well as the choice of law provisions for each of your material agreements.

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested disclosure on pages 126 to 128 and 131 of the Revised Draft Registration Statement.

Note 2. Summary of Significant Accounting Polices

n) Revenue recognition

Cloud mining solutions, page F-54

2. We continue to evaluate your responses to prior comment 5 and 6 and have the following comment.  In order to have a complete analysis, tell us whether the lease arrangement includes an option to renew or extend the lease.  In this regard, tell us how you considered at commencement of the lease whether you were reasonably certain you would exercise the option to extend the lease term.  See the FASB Glossary definition of a “Lease Term”. Also, see Example 1 Short-Term Leases in ASC 842-20-55-14 to 55-16.  Please advise. Additionally, tell us whether the supplier can change or substitute the miners on a monthly or quarterly basis.  In this regard, we note that your response to prior comment 10 in your December 9, 2022 letter states “BitFuFu treats such arrangement as a short-term lease with the lease term being one month because the underlying miners and their quantity maybe different month to month”.

RESPONSE: The Company respectfully advises the Staff that BitFuFu has entered into a two-year cooperation agreement with supplier, which stipulates the general terms and conditions related to the lease of miners from the supplier. Specifically, it states that on a quarterly basis, both parties shall sign a minimum guarantee commitment for the lease of computing power, which is binding to both parties. Further, at the beginning of each month, BitFuFu will agree on a purchase order with the supplier, which specifies the model, quantity and price of miners leased by BitFuFu for that particular month. Each miner to be leased for that month can be identified with a unique serial number. According to the FASB Glossary definition, a “lease” is an agreement conveying the right to use property, plant, or equipment (land and/or depreciable assets) usually for a stated period of time. BitFuFu considers that the monthly agreed purchase order between BitFuFu and supplier is a lease. There is no option to renew or extend the lease in the agreed purchase order. Further, according to the cooperation agreement, BitFuFu may agree with supplier on the model, quantity and price on a monthly basis, and usually the quantity and price, and sometimes the model, can vary each month based on the market conditions and each party’s business plan, for which the computing power is subject to the quarterly minimum guarantee commitment. Therefore, BitFuFu may not renew or extend the lease by itself without the consent of the supplier. According to the FASB Glossary definition of “lease term” and the Example 1 Short-Term Leases in ASC 842-20-55-14 to 55-16, as BitFuFu does not have the right for renewals or extensions of the lease at its option for a period longer than 12 months, the lease term is considered as a short-term lease.

Further, BitFuFu advises the Staff that before both parties agree on the new purchase order for the following month, the supplier may change or substitute the miners on a monthly basis based on its own business plan. For example, the supplier may dispose of the old miners and replace them with new miners, which has occurred from time to time in practice.

3. Please note that we continue to evaluate your responses to prior comments 8 and 9 andmay have further comments.

RESPONSE: N/A.

4. We note that in prior comment no 5 you state that “Since December 2021, BitFuFu has entered into a long-term hosting service framework agreement with Bitmain”.  You also state “Before that, BitFuFu had rented computer servers from a supplier”.  Please clarify whether this change resulted in a change in your accounting for miners as a lease.  In addition, please revise your “miner fleet” disclosure on page 138 to indicate whether it includes the leased miners and miners that are owned and used in your self mining operations.  Consider adding disclosure to clarify how you are obtaining computing power sold in your cloud-mining solution offering.  That is, we note that the “Company acts as a principal who procures the right to utilize computing power of mining equipment from suppliers”.  Confirm whether you are also utilizing your owned miners to provide any of this computing power.  Since the cloud-mining solutions is the largest revenue stream, please consider expanding this disclosure to add a metric for this offering and to describe how you utilize computing power from suppliers.

RESPONSE: The Company respectfully advises the Staff that the long-term hosting service framework agreement between BitFuFu and Bitmain stipulates the general terms and conditions of the hosting service. Hosting service agreement and miners leasing agreement are different agreements signed with different suppliers. For hosting service, BitFuFu enters into separate annual purchase orders with Bitmain for different hosting locations, which further specify terms on the miners hosting service for each specific location. For miner leasing business, BitFuFu rents miners from suppliers, and such rented miners may or may not be hosted by Bitmain. Thus, the miners leasing agreement and the monthly agreed purchase orders thereto are not related to the miners hosting agreement in any way. Therefore, there have been no changes to BitFuFu’s accounting treatment for the leased miners as a short-term lease.

Further, BitFuFu has revised the “miner fleet” disclosure on page 137 to clarify that it includes the leased miners and miners owned by BitFuFu and used in BitFuFu’s self-mining operations.

Cryptocurrency self-mining revenue, page F-58

5. We continue to evaluate your response to prior comment 10 and have the following comment.  You state that “using the average price of Bitcoin in a day to calculate the daily revenue obtained from the mining pool is a reasonable approach, which will not have a material difference from the revenue calculated based on the price of bitcoin at each contract inception time”.  Please support this assertion and how you considered intraday volatility.  Also, tell us how you know the amount revenue that would be recognized based on the price of bitcoin at each contract inception time.  That is, explain how you are calculating this revenue amount..

RESPONSE: The Company respectfully advises the Staff that BitFuFu has compared the amount of daily revenue calculated using three different methods of average price of Bitcoin in a day for each day of the whole year of 2022. The three methods are: (1) daily average method, calculated as the arithmetic average of the highest price within the day and the lowest price within the day; (2) hourly average method, being the arithmetic average of 24 hourly average prices within a day, each calculated as the arithmetic average of the highest price within the hour and the lowest price within the hour; and (3) minute average method, being the arithmetic average of 1,440 per minute average prices within a day, each calculated as the arithmetic average of the highest price within the minute and the lowest price within the minute.

BitFuFu currently uses the daily average price method to calculate the daily revenue. Based on its calculation, the annual revenue differences between using daily and hourly or minute average is less than 0.5%. BitFuFu believes that the minute average provides the best approximation of the bitcoin price at each contract inception time within that minute, for the following reasons: (1) there are 1,440 minutes within a day, and the average price per minute generally nets off the intraday price volatility; (2) BitFuFu operates the self-mining business on a continuous basis and there are millions of small contracts executing within each minute, and any deviation from the exact price at each contract inception time would be minimal and can net off with each other given the huge number of such contracts; and (3) the average price per minute is the smallest granularity level that BitFuFu can currently achieve in practice, and obtaining the exact price of bitcoin at each contract inception time (usually at every 10 to 20 seconds) would be technically unfeasible for BitFuFu.

6. We note that in response to prior comment 10 you state that “For a single miner, although it appears to be operating continuously, it actually works to solve discrete work tasks one after another. The work tasks are distributed by the mining pool, and the miner uses its own computing power (i.e., hash rate) to try to find solutions that meet the task requirements and submit proof-of-work to the mining pool”.  Tell us whether you believe that the revenue recognized from solving each discrete work task and submitting the proof-of-work should be recognized over time or at a point in time.  We refer you to ASC606-10-25-27 and 25-30.  Please advise.

RESPONSE: The Company respectfully advises the Staff that BitFuFu believes that the revenue recognized from solving each discrete work task and submitting the proof-of-work should be recognized at a point in time because BitFuFu’s performance obligation is satisfied by successful completion of task, which is verified by mining pool operator. Only when the task is verified as successfully completed will BitFuFu have the right for receiving the payment. None of the criteria in ASC606-10-25-27 that requires recognizing revenue over time applies in BitFuFu’s case.

General

7. We note your response to prior comment 15.  We further note your disclosure that “BitFuFu relies on Bitmain in the provision of its hosting services.”  To the extent true, please revise where appropriate, to include in your summary risk factors and risk factor disclosure to clarify that Bitmain is the sole provider for your hosting locations and for sourcing additional hosting locations as well as for your ASIC miner supply. If Bitmain is not the sole provider, please provide prominent disclosure in the summary and risk factors quantifying the level of reliance Bitfufu has on Bitmain as well as which locations are owned or controlled by Bitmain.

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested disclosure on pages 41 and 131 of the Revised Draft Registration Statement.

Please call Andrei Sirabionian of Loeb & Loeb LLP at (212) 407-4089 or Dan Ouyang at Wilson Sonsini Goodrich & Rosati at + (852) 3972-4955 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

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